EXHIBIT 99.1

Alvotech Successfully Places USD 108 Million Senior Unsecured Convertible Bonds in a Significantly Oversubscribed Offering

THIS PRESS RELEASE MAY NOT BE DISTRIBUTED, RELEASED, OR PUBLISHED, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, BELARUS, CANADA, HONG KONG, JAPAN, NEW ZEALAND, RUSSIA, SWITZERLAND, SINGAPORE, SOUTH AFRICA, SOUTH KOREA, THE UNITED STATES OF AMERICA OR ANY OTHER JURISDICTION IN WHICH SUCH ACTIONS, WHOLLY OR IN PART, WOULD BE UNLAWFUL OR DEMAND ADDITIONAL REGISTRATION OR OTHER MEASURES. PLEASE REFER TO “IMPORTANT INFORMATION” IN THE END OF THIS PRESS RELEASE.

REYKJAVIK, ICELAND (December 17, 2025) — Alvotech (NASDAQ: ALVO, the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announces the successful placing of USD 108 million senior unsecured convertible bonds due 2030 (the “Offering”). The Offering, which was significantly oversubscribed, is undertaken to continue Alvotech’s investment in R&D, expected to be around USD 250 million in 2026. Alvotech is focused on continuous execution and progression of its R&D pipeline, currently consisting of 30 products under development and one of the most valuable portfolios of biosimilar candidates in the industry. At the same time, Alvotech is scaling up its production capacity and the company’s supply chain to support 4 new global product launches through 2026.

The successful completion of the convertible bond placement will allow Alvotech to continue its journey and maintain its leading investment position in biosimilar development, while concurrently supporting manufacturing and global product launches.

“We appreciate the strong support and significant demand from international investors for this bond offering,” said Robert Wessman, Chairman and CEO of Alvotech. “Their confidence reflects the resilience of our business model, the value of our integrated manufacturing platform and the global opportunities ahead. This financing ensures we remain well positioned to advance our pipeline, support global launches and continue bringing important biologic treatments to patients worldwide.”

Details of the Convertible Bonds placement:

  USD 108 million senior unsecured convertible bonds due December 22, 2030 (the “Convertible Bonds”), with net proceeds being to continue to invest in R&D pipeline, scale and product launches. Notwithstanding the significantly oversubscribed order book for the Convertible Bonds, the issue size was determined following an assessment based on the composition of demand, market capacity considerations and the Company’s objective of ensuring a stable and well-balanced investor base.
  The Convertible Bonds carry a coupon of 6.875%, payable semi-annually in arrear, issued at par in denominations of USD 200,000.
  The conversion premium is set to 25% over USD 4.7379 per share, and the initial conversion price is thus fixed at USD 5.9224 per share.
  The Convertible Bonds are convertible from the 41st day of their issuance into Swedish Depositary Receipts (“Shares” or “SDRs”).
  The Company may call the Convertible Bonds at any time on or after 3 years and 21 calendar day after the settlement date, if the volume weighted average trading price (VWAP) of the Share is at least 150% of the conversion price on at least 20 out of 30 consecutive trading days.
  The Convertible Bonds include customary adjustments and anti-dilution provisions for convertible bonds. The Convertible Bonds also include a conversion price reset mechanism designed to maintain fair conversion conditions for Convertible Bond investors in the event of an equity or equity-linked capital raise during the first 24 months after settlement.
  The board of directors of a wholly owned subsidiary of the Company, Alvotech Manco ehf ("Manco"), has resolved to provide a stock lending facility for the duration of the Convertible Bonds (unless bought back, redeemed or converted, in which case it will be reduced on a pro rata basis) for the purpose of facilitating Convertible Bond investors' hedging activities. The full number of shares underlying the Convertible Bonds will be made available through a stock lending facility. The stock lending facility will remain in place for the duration of the Convertible Bonds.
  Concurrently with the placement of the Convertible Bonds, the Sole Bookrunner in the Offering completed a placement of existing Shares (the “Concurrent Delta Placement”) on behalf of the Convertible Bonds investors hedging their market exposure. The number of Shares sold was determined by the allocation of the Convertible Bonds and amounted to approximately USD 56 million. The Share price in the Concurrent Delta Placement was set to USD 4.7379 using a Bloomberg BFIX exchange rate of USD/SEK of 9.2984, based on a SEK 48.95 closing price for the Shares trading on Nasdaq Stockholm 16 December 2025, with a discount of 10%. It is the board of directors' assessment that the price in the Concurrent Delta Placement is on market terms, reflecting prevailing market conditions and investor demand.
  The Offering and the Concurrent Delta Placement were conducted solely on a private placement basis to professional investors pursuant to Regulation S promulgated under the Securities Act of 1933, as amended or other applicable exemption from registration and to Swedish and international institutional, and other qualified investors within the meaning of the Prospectus Regulation (as defined below).
  The Company has entered into lock-up undertakings, subject to certain conditions, customary, and exceptions from the Sole Bookrunner and exceptions relating to any issuance of shares to Manco for servicing existing obligations of the Company, including issuing additional shares in respect of the stock lending facility, and not to issue (a) new shares for a period of three months following the settlement of the Convertible Bonds; and (b) equity-linked securities (including any securities convertible, exchangeable for shares, or any bonds or warrant structures) for a period of twelve months from the settlement of the Convertible Bonds.

Indicative timeline of the transaction

16 December 2025:	Launch of the Offering and Concurrent Delta Placement
Pricing and Allocation of the Convertible Bonds and Concurrent Delta Placement
17 December 2025	Trade Date (T)
19 December 2025:	(T+2) Settlement of the Concurrent Delta Placement
22 December 2025:	(T+3) Settlement of the Convertible Bonds

Advisors

DNB Carnegie, a part of DNB Bank ASA (“DNB Carnegie”) acted as Sole Bookrunner in connection with the Offering. Roschier acted as legal advisors to the Company as to Swedish law, Arendt & Medernach SA acted as legal advisor to the Company as to Luxembourg law, BBA//Fjeldco acted as legal advisor to the Company as to Icelandic law and Cooley LLP acted as legal advisor to the Company as to U.S. law. Advokatfirmaet Thommessen AS acted as legal advisor to the Sole Bookrunner as to Norwegian law.

For further information, please contact:

ALVOTECH INVESTOR RELATIONS
Patrik Ling, VP Investor Relations Scandinavia (SE)
Benedikt Stefansson, VP Investor Relations and Global Communications (IS)
alvotech.ir@alvotech.com

ALVOTECH MEDIA RELATIONS
Sarah Macleod, Head Global Communications
Benedikt Stefansson, VP Investor Relations and Global Communications
alvotech.media@alvotech.com

This constitutes information that Alvotech is legally obliged to publish under the EU’s Market Abuse Regulation. The information was released for publication, through the agency of the contact person above, at the date and time indicated by the dateline of publication.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars, to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab) are already approved. The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Non-IFRS Financial Measures
Adjusted EBITDA is a non-IFRS measure which is defined in our latest Annual Report on Form 20-F filed with the SEC. Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Alvotech’s current performance, performance trends, and financial condition. Alvotech has presented its expectations regarding adjusted EBITDA without presenting the most directly comparable IFRS measure or a corresponding quantitative reconciliation, as such information is not available to Alvotech without unreasonable efforts at the time of the release of this preliminary financial information. Alvotech is not able to estimate net (loss) income on a forward-looking basis without unreasonable efforts due to the variability and complexity with respect to the charges excluded from adjusted EBITDA.

Important information

The release, announcement or distribution of this press release may, in certain jurisdictions, be subject to restrictions by law. The recipients of this press release in jurisdictions where this press release has been published or distributed shall inform themselves of and follow such restrictions. The recipient of this press release is responsible for using this press release, and the information contained herein, in accordance with applicable rules in each jurisdiction. This press release is for information purposes only and does not constitute an offer to sell or an offer, or the solicitation of an offer, to acquire or subscribe for SDRs, shares or other securities issued by the Company, neither by the Company or anyone else, in any jurisdiction where such offer or invitation would be illegal prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. The Company has not authorised any offer to the public of SDRs, shares or other securities in any member state of the EEA and no prospectus has been or will be prepared in connection with the Offering and placement. In any EEA Member State, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Regulation.

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The Convertible Bonds, the SDRs into which the Convertible Bonds could be exercised, the ordinary shares underlying the SDRs and other ordinary shares referred to herein may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. There is no intention to register any securities referred to herein in the United States or to make an offering of the securities in the United States.

The information in this press release may not be announced, published, copied, reproduced or distributed, directly or indirectly, in whole or in part, within or into Australia, Belarus, Canada, Hong Kong, Japan, New Zealand, Russia, Switzerland, Singapore, South Africa, South Korea, the United States of America or in any other jurisdiction where such announcement, publication or distribution of the information would not comply with applicable laws and regulations or where such actions are subject to legal restrictions or would require additional registration or other measures than what is required under Swedish law. Actions taken in violation of this instruction may constitute a crime against applicable securities laws and regulations.

In the United Kingdom, this press release and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” (within the meaning of Article 86(7) of the British Financial Services and Market Act 2000) who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this press release and should not act or rely on it.

This announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the SDRs, shares or other securities issued by the Company. Any investment decision to acquire or subscribe for securities in connection with the Offering and placement must be made on the basis of all publicly available information relating to the Company and the Company’s securities. Such information has not been independently verified by the Sole Bookrunner. The Sole Bookrunner is acting for the Company and no one else in connection with the Offering and the placement and is not responsible to anyone other than the Company for providing the protections afforded to its clients nor for giving advice in relation to the Offering and the placement or any other matter referred to herein.

This press release does not constitute a recommendation for any investors’ decisions regarding the Offering and the placement. Each investor or potential investor should conduct a self-examination, analysis and evaluation of the business and information described in this press release and any publicly available information. The price and value of the securities can decrease as well as increase. Achieved results do not provide guidance for future results. Neither the contents of the Company’s website nor any other website accessible through hyperlinks on the Company’s website are incorporated into or form part of this press release.

Failure to follow these instructions may result in a breach of the Securities Act or applicable laws in other jurisdictions.

Alvotech forward-looking statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s intentions, assessments, or expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the expectations with respect to resolving CRL issues, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches, financial projections and the markets in which Alvotech operates, including financial guidance and projections for 2025 and 2026, the ability to successfully execute and close the Offering and the expected use of proceeds from the Offering. Forward-looking statements are statements that are not historical facts and may be identified by words such as "believe", "expect", "anticipate", "intend", "may", "plan", "estimate", "will", "should", "could", "aim", or "might", or, in each case, their negative, or similar expressions. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not guarantee that the assumptions underlying the forward-looking statements in this press release are free from errors. The information, opinions and forward-looking statements that are expressly or implicitly contained herein speak only as of its date and are subject to change. Neither Alvotech nor anyone else undertake any duty to review, update, confirm or to release publicly any revisions to these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication, unless this is required under law or Nasdaq Stockholm's rulebook for issuers. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

Information to distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Company’s shares, SDRs and other securities have been subject to a product approval process, which has determined that such shares, SDRs and other securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II (the “Positive Target Market”); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II.

Distributors should note that: the price of the shares, SDRs and other securities in the Company may decline and investors could lose all or part of their investment; the shares, SDRs and other securities in the Company offer no guaranteed income and no capital protection; and an investment in the shares, SDRs and other securities in the Company is suitable only for investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. Conversely, an investment in the shares, SDRS or other securities of the Company is not suitable for investors who need full capital protection or full repayment of the amount invested, cannot bear any risk, or who require guaranteed or predictable return (the “Negative Target Market”, and together with the Positive Target Market, the “Target Market Assessment”).

The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offering and the placement.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the shares, SDRs and other securities in the Company.

Each distributor is responsible for undertaking its own Target Market Assessment in respect of the shares, SDRs and other securities in the Company and determining appropriate distribution channels.